15045312

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING SECTION FEB 9 2015 WASHINGTON D.C. 201

SEC FILE NUMBER
8-11684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YYY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.G. QUINTAL INVESTMENT COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

2177 ACUSHNET AVENUE

(No. and Street)

NEW BEDFORD	MA	02745
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK QUINTAL 508-995-2617

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

tr 2/10/15

2/10/14

OATH OR AFFIRMATION

I, MARK QUINTAL ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.G. QUINTAL INVESTMENT COMPANY, INC. , as of DECEMBER 31 , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ODESIA MELO
Notary Public
Commonwealth of Massachusetts
My Commission Expires MARCH 24, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.G. QUINTAL INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
A.G. Quintal Investment Company, Inc.

We have audited the accompanying statements of A.G. Quintal Investment Company, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. A.G. Quintal Investment Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.G. Quintal Investment Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of A.G. Quintal Investment Company, Inc.'s financial statements. The supplemental information is the responsibility of A.G. Quintal Investment Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion of the

supplementary information, we evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
January 15, 2015

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

12/31/14

ASSETS

Cash	$	45,051
Receivable from broker-dealers and clearing organizations		25,000
Securities owned:		
Trading, at market value		149,105
Property and equipment, at cost, less accumulated depreciation of $28,543		-
Other assets		123
	$	219,279

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Income taxes payable	$	5,377
Accounts payable, accrued expenses and other liabilities		3,069
		8,446
Stockholders' equity:		
Common stock, no par value, authorized 15,000 shares, 1,200 shares issued and outstanding		90,696
Retained earnings		120,137
Total stockholder's equity		210,833
	$	219,279

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2014

Revenues:	
Commissions	$ 568,125
Interest and dividends	3,354
Principal transactions	19,839
	591,318
Expenses:	
Employee compensation and benefits	479,280
Communications and data processing	23,785
Occupancy	39,000
Other expenses	32,990
	575,055
Income before income taxes	16,263
Provision for income taxes	3,000
Net income	$ 13,263

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2014

	Common Stock	Retained Earnings	Total
Balance at January 1, 2014	$ 90,696	$ 106,874	$ 197,570
Net income		13,263	13,263
Balance at December 31, 2014	$ 90,696	$ 120,137	$ 210,833

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash Flows From Operating Activities:	
Net income	$ 13,263
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	1,594
Change in value of securities	6,918
(Increase) decrease in operating assets:	
Increase in receivables from broker dealers	0
Increase in other assets	(16)
(Decrease) increase in operating liabilities:	
Increase in income taxes payable	3,777
Decrease in accounts payable, and accrued expenses	(2,447)
Net cash from operating activities	23,089
Cash Flows From Investing Activities	
Purchase of equipment	(1,594)
Purchase of securities	(312,906)
Proceeds from sale of securities	316,596
	2,096
Cash Flows From Financing Activities	
None	-
Increase in cash	25,185
Cash at beginning of the year	19,866
Cash at end of the year	$ 45,051

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 30
Income taxes	$ 1,223

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated in Massachusetts in January, 1989 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Basis of Accounting

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Marketable Securities

Investments are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2014, all securities were classified as trading securities. Realized gains from trading securities for the year ended December 31, 2014 were $ 12,921.28. Unrealized gains from trading securities for the year ended December 31, 2014 were $ 6,917.55.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using either the straight line method or accelerated methods over the estimated useful lives of the asset.

Advertising

Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2014 was $3,507.70.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

A.G. QUINTAL INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on a settlement date basis.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $192,971 which was $92,971 in excess of its required net capital of $100,000. The Company's net capital ratio was .0438 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leases office space on a month-to-month basis from A.G.Q. Realty Trust, a related entity. For the year ended December 31, 2014, rent expense under this arrangement was $39,000. Because there is common ownership of these entities, operating results could vary significantly from those that would be obtained if the entities were autonomous. There were no amounts due to or from this entity at December 31, 2014.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

Office & Computer Equipment	$28,543
Less Accumulated Depreciation	28,543
Property and equipment, net	$ 0

Depreciation expense for 2014 was $ 1,594

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The balances at times may exceed federally insured limits. The Company believes there is no significant risk with respect to these deposits.

NOTE 6 - EMPLOYEE BENEFITS

The Company has a profit sharing plan covering all employees who have completed two years of service, have worked a minimum of 1,000 hours per year, and are at least 21 years old. The plan provides for employer contributions based on a percentage of eligible participants' compensation, as determine annually by the Board of Directors. The employer's contribution for the year ended December 31, 2014 was $59,875.

NOTE 7 – INCOME TAXES

Federal and state income tax expense consists of the following for the year ended December 31, 2014:

Current	
Federal	$ 3,000
State	2,000
Income tax expense	$ 5,000

NOTE 8 –UNCERTAINTY IN INCOME TAXES

The Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2014 the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 9 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 15, 2015, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

A.G. QUINTAL INVESTMENT COMPANY, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2014

SCHEDULE I

A.G. QUINTAL INVESTMENT COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

12/31/14

AGGREGATE INDEBTEDNESS:		
Income taxes payable	$ 5,377	
Accounts payable and accrued expenses	3,069	
	$ 8,446	
NET CAPITAL:		
Common stock		$ 90,696
Retained earnings		120,137
		$ 210,833
ADJUSTMENTS TO NET CAPITAL:		
Property and equipment		0
Other assets		(123)
Haircuts and undue concentration		(17,739)
Net Capital, as defined		$ 192,971
NET CAPITAL REQUIREMENT		100,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 92,971
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.0438 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 192,971
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 192,971

SCHEDULE II

A.G. QUINTAL INVESTMENT COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

A.G. Quintal Investment Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
A.G. Quintal Investment Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2014, which were agreed to by A.G. Quintal Investment Company, Inc. and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating A.G. Quintal Investment Company, Inc.'s compliance with the applicable instructions of Form SIPC-7. A.G. Quintal Investment Company, Inc.'s management is responsible for A.G. Quintal Investment Company, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
January 15, 2015

A.G. QUINTAL INVESTMENT COMPANY, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2014

Payment Date	To Whom Paid	Amount
7/17/2014	SIPC	$ 755.00
1/7/2015	SIPC	$ 548.00

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
A.G. Quintal Investment Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which A.G. Quintal Investment Company, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which A.G. Quintal Investment Company, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) A.G. Quintal Investment Company, Inc. stated that A.G. Quintal Investment Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. A.G. Quintal Investment Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.G. Quintal Investment Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
January 15, 2015

A.G. QUINTAL INVESTMENT COMPANY, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2014

A.G.Quintal Investment Company, Inc. is exempt from the reserve and possession or control requirements under rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending December 31, 2014.